SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                       The Singing Machine Company, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  829322 30 4
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                                 (CUSIP Number)

                                  Edward Steele
                        The Singing Machine Company, Inc.
                           6601 Lyons Road, Bldg. A-7
                             Coconut Creek, FL 30373
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829322 30 4                     13D                Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Edward Steele

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,005,636

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    152,910
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,005,636

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    152,910

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,158,546

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 829322 30 4                  13D                   Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the common stock of The Singing Machine Company, Inc. (the "Singing Machine" or the "Company"). The principal executive offices of The Singing Machine are located at 6601 Lyons Road, Bldg. A-7, Coconut Creek, Florida 33073.

________________________________________________________________________________
Item 2.  Identity and Background.

This Schedule is being filed by Edward Steele, the Chief Executive Officer and Director of the Singing Machine. The business address for Mr. Steele is 6601 Lyons Road, Bldg. A-7, Coconut Creek, Florida 33073. During the last five years, Mr. Steele has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

________________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration.

On June 14, 2002, Mr. Steele received a grant of options to acquire 30,000 shares of the Company's common stock at an exercise price of $14.30 per share. These options are immediately exerciable and expire on June 13, 2007. On January 3, 2002, Eddie Steele exercised (a) options to acquire (1) 262,500 shares of the Company's common stock at an exercise price of $.29 per share, (2) 45,000 shares at an exercise price of $1.11 per share and (3)15,000 shares at an exercise price of $2.04 per share and (b) warrants to acquire 12,000 shares at an exercise price of $1.33 per share. On January 3, 2002, Eddie Steele gave 150,000 shares of the Company's common stock to his wife and 9,000 shares to certain family, friends and relatives as gifts.

On September 28, 2001, Mr. Steele exercised options to acquire 262,500 shares of the Company's common stock at an exercise price of $.29 per share and 7,500 shares at an exerice price of $2.04 per share. On August 15, 2001, Eddie Steele received a grant of options to acquire 15,000 shares of the Company's common stock at an exercise price of $4.23 per share. On June 9, 2001, Eddie Steele sold 33,000 shares of the Company's common stock at exercise prices ranging from $3.71to $3.91 per share.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Mr. Steele acquired his shares of the Company's common stock for investment purposes. Mr. Steele does not have any current plans to sell his shares, except depending on general economic conditions and his financial planning strategy, Mr. Steele may increase, continue to hold or dispose of shares of the Company's common stock or other securities of the Company. Mr. Steele does not have any present plans or proposals which relate to or would result in: (A) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Singing Machine, (B) a sale or transfer of a material amount of assets of the Singing Machine, (C) any change in the present board of directors or management of the Singing Machine, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the

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CUSIP No. 829322 30 4                  13D                   Page 4 of 5 Pages

board, (D) any material change in the present capitalization or dividend policy of the Singing Machine, (E) any other material change in the Singing Machine's business or corporate structure, (F) any changes in the Singing Machine's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Singing Machine by any person, (G) a class of securities of the Singing Machines to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (H) a class of equity securities of the Singing Machine becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Acts of 1934, (I) the acquisition by any person of additional securities of the Singing Machine or the disposition of the Singing Machine's securities or (J) any action similar to any of those enumerated above.

________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

(a) Mr. Steele is deemed to beneficially own 1,158,546 shares of the Singing Machine's common stock, representing approximately 14.0% of Singing Machine's issued and outstanding common stock (based on 8,134,701 shares outstanding on July 29, 2002). This total includes 814,386 shares held directly by Mr. Steele, options to purchase 191,250 shares of the Singing Machine's common stock, currently exercisable within sixty (60) days of July 29, 2002, and 152,910 shares held by Mr. Steele's wife. Mr. Steele disclaims beneficial ownership of any shares of the Company's common stock held by his wife.

(b) Mr. Steele has the sole power to vote and to dispose of the 1,005,636 shares beneficially owed by him and shares voting and dispositive power over the 152,910 shares held by his wife.

(c) During the past sixty (60) days from July 29, 2002 Mr. Steele has not effected any transactions in the Singing Machine's common stock.

(d)      Not applicable.

(e)      Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Singing Machine to which Mr. Steele is a party or is subject.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Not Applicable

________________________________________________________________________________

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CUSIP No. 829322 30 4                  13D                   Page 5 of 5 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 29, 2002                                /s/Edward Steele
                                                   ----------------
                                                      Edward Steele